1-A-W REQUEST FOR 1-A WITHDRAWAL Pine Ridge Apartments, LLC. 1710 Estero Blvd Suite 6 Ft. Myers Beach, FL 33931 June 9th, 2016 Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3233 Attn: Kim McManus, Senior Attorney Office of Real Estate and Commodities RE: Pine Ridge Apartments, LLC. (File No. 024-10539) Dear Kim McManus: Please withdraw our SEC Form 1-A submitted on 01-April-2016 for Pine Ridge Apartments, LLC.. (SEC File Number: 024-10539). It is our intention not to proceed with a Regulation A Offering for Ridge Apartments, LLC. at this time. Please forward copies of the order consenting to the withdrawal of the application to Joe@Joe22.com Thank you, Joseph Orlandini, President